

November 7, 2011

Via E-Mail
Carl A. Grimstad, Chairman and CEO
iPayment, Inc.
40 Burton Hills Boulevard, Suite 415
Nashville, TN 37215

Re: iPayment, Inc., iPayment Holdings, Inc., et al.
Registration Statement on Form S-4
File No. 333-177233
Filed October 11, 2011

Dear Mr. Grimstad:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We have received your request for confidential treatment and will respond under separate cover. Please note that comments relating to the confidential treatment request must be resolved prior to the desired effective date of the Form S-4.

2.   We note that you are registering the 10.25% Senior Notes due 2018 and the 15.00%/15.00% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Undertakings, page II-8

3.   Please revise this section to include the undertakings required by Items 512(a)(5) and (6) of Regulation S-K, as they appear to apply to your transaction.

Exhibit 5.1

4.   We note the limiting statement on page 4 indicating that the opinions are based upon "only these statutes, rules and regulations…." It appears that the legality opinions should be revised to clarify that they are based on reported judicial decisions in addition to the referenced statutes, rules and regulations. Please refer to Staff Legal Bulletin No. 19 at Section II.B.3.c (October 14, 2011) for guidance and revise or advise.

Signatures

5.   For iPayment Holdings, Inc. and for each co-registrant, please revise to indicate that the controller or principal accounting officer has signed the registration statement. In addition, confirm that you have included the signatures of at least a majority of the board of directors for each co-registrant or revise as appropriate. See Instruction 1 to Signatures on Form S-4.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

        ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        ·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        ·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Nazim Zilkha, Esq.
        White & Case LLP